BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and nine months ended September 30, 2008. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2007. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2007. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated November 7, 2008.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Any statement contained in this Management Discussion and Analysis which does not constitute an historical fact, may be deemed a projection. Verbs such as “believe”, “foresee”, “estimate”, “expect” and other similar expressions appearing in this discussion and analysis generally indicate projections. These projections do not provide guarantees as to the future performance of Ballard and are subject to risks, both known and unknown, as well as uncertainties which may cause the outlook, profitability and actual results of Ballard to differ significantly from the profitability or future results stated or implied in these projections. Refer also to the Risks and Uncertainties section of this report.

SIGNIFICANT DEVELOPMENTS

CORPORATE REORGANIZATION

On October 30, 2008, we announced an agreement with Superior Plus Income Fund (“Superior Plus”) to reorganize our business pursuant to the Canada Business Corporations Act, which will result in a non-dilutive financing with net cash proceeds of approximately Canadian $41 million ($35 million as of November 7, 2008).

Pursuant to this corporate reorganization, to be completed under a Plan of Arrangement (“Arrangement”), Superior Plus will transfer approximately Canadian $46 million to Ballard. Ballard will subsequently transfer all of its assets and liabilities (including the net cash proceeds from this Arrangement of approximately Canadian $41 million, but excluding Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company (“New Ballard”), which will apply to be publicly listed on both the TSX and NASDAQ. On completion of the Arrangement, Ballard shareholders will have exchanged their Ballard shares, on a one-for-one basis, for shares of New Ballard. Following completion of the Arrangement, New Ballard will carry on the full scope of Ballard’s business of the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications and will hold all rights to intellectual property as held by Ballard prior to the completion of the Arrangement.

As part of the Arrangement, Superior Plus’ unitholders will obtain new shares of the old Ballard entity. That entity will retain Ballard’s historic Canadian income tax carry forward attributes.

As the transfer of the business assets, liabilities and operations from Ballard to New Ballard will represent a transaction with no change in shareholder ownership, the transaction will be accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed will be recorded at their carrying values as reported by Ballard immediately prior to the completion of the Arrangement. Subsequent financial statements of New Ballard will reflect the new business from the completion of the Arrangement. Historical comparative numbers will be those of old Ballard.

On completion of the Arrangement, the net cash proceeds of approximately Canadian $41 million will be recorded as a credit to shareholders’ equity. The estimated net cash proceeds are subject to change due to a number of variables, including changes in the below noted future income tax assets to the date of completion of the Arrangement, and the determination of actual closing costs.

In addition, as the future income tax benefits of Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement will not be available to New Ballard after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools will be reduced to nil, with a corresponding reduction of the related valuation allowance. However on Arrangement, New Ballard will step up the Canadian income tax basis of its property, plant and equipment and intangible assets to fair market value, which can then be applied against future Canadian taxable income.

Completion of the Arrangement is subject to receipt of court and other regulatory approvals and consents. It must also be approved by at least two-thirds of votes cast by both Ballard security holders and Superior Plus unitholders. Based on the recommendation of the Audit Committee of Ballard’s Board of Directors, as well as a fairness opinion rendered by PricewaterhouseCoopers, Ballard’s Board of Directors has unanimously recommended that Ballard security holders approve the Arrangement. Additional details regarding the Arrangement will be provided to Ballard security holders in an information circular expected to be delivered in late November 2008 for a shareholders’ meeting to be held in December 2008. The Arrangement is scheduled to be completed on or about December 31, 2008, subject to the receipt of the above-required approvals.

AFCC TRANSACTION

On January 31, 2008, we recorded a gain of $96.8 million on the completion of the sale of our automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, we transferred to Daimler, Ford and AFCC our automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, 112 personnel, office equipment, and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares were then cancelled. In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services to this segment subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See Note 3 to our interim consolidated financial statements.

FINANCIAL OVERVIEW

THREE MONTHS ENDED SEPTEMBER 30, 2008

Our revenues for the three months ended September 30, 2008, decreased 30% to $12.3 million, compared to $17.6 million for the same period in 2007. During the third quarter of 2008, product and service revenues decreased $1.4 million, or 11%, and engineering development revenue decreased $3.9 million, or 79%, compared to the same quarter last year. Product and service revenues totaled $11.2 million for the current year quarter with product revenues of $7.1 million and service revenues of $4.1 million, compared to product revenues of $9.1 million and service revenues of $3.5 million in the third quarter of 2007. The decrease in product revenues of $2.0 million was driven by lower shipments of light duty automotive and residential cogeneration products partially offset by increased shipments of materials handling and backup power fuel cell products. The decline in residential cogeneration product sales is as expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell membrane electrode assemblies (“MEAs” - a key component of a fuel cell) instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture, EBARA BALLARD. The increase in service revenues of $0.6 million is primarily due to new testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation. Engineering development revenue of $1.1 million in the third quarter of 2008 resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and has decreased $3.9 million from the comparative period primarily due to elimination of automotive fuel cell program work subsequent to the closing of the AFCC Transaction. Adjusting for automotive engineering development revenues in the third quarter of 2007 of $3.4 million, pro-forma revenues decreased $1.9 million, or 13%, for the three months ended September 30, 2008 compared to the same period in 2007.

Our net loss for the three months ended September 30, 2008 decreased to $15.5 million, or ($0.19) per share, compared with a net loss of $16.0 million, or ($0.14) per share, in the third quarter of 2007. Net loss for the three months ended September 30, 2007 includes a $4.6 million write-down of a non-core investment in Advanced Energy Technology Inc. (“Advanced Energy”).

Our normalized net loss (see Non-GAAP Measures) for the three months ended September 30, 2008 increased to $15.5 million, or ($0.19) per share, compared with a normalized net loss of $11.0 million, or ($0.10) per share, in the third quarter of 2007. The primary reasons for the $4.5 million higher normalized net loss in the third quarter of 2008 was due to decreases in foreign exchange gains of $3.7 million and decreases in investment income of $1.5 million. Decreases in product and service gross margins of $4.4 million and engineering development revenues of $3.9 million were more than offset by decreases in operating expenses of $7.4 million and depreciation and amortization of $2.3 million. Lower gross margins were driven by larger reductions in warranty provisions in the third quarter of 2007 compared to the third quarter of 2008, more aggressive product pricing and enhanced warranty coverage on materials handling products in order to encourage market adoption, and reduced field service activities for fuel cell buses. This was partially offset by new testing and engineering services provided to AFCC. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction, partially offset by increased investment in our materials handling, backup power and fuel cell bus programs. The increase in normalized net loss on a per share basis was due to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction combined with the higher normalized net loss.

Operating cash consumption (see Non-GAAP Measures) for the three months ended September 30, 2008 increased $0.4 million to $6.5 million, compared to $6.1 million for the corresponding period in 2007. The increase in operating cash consumption was driven primarily by lower foreign exchange gains of $3.7 million and a decline in investment income of $1.5 million. Lower gross margins and engineering development revenue were more than offset by lower operating expenses and working capital requirements.

NINE MONTHS ENDED SEPTEMBER 30, 2008

Our revenues for the nine months ended September 30, 2008, decreased 11% to $40.7 million, compared to $45.5 million for the same period in 2007. During the first three quarters of 2008, product and service revenues increased $2.4 million, or 7%, and engineering development revenue decreased $7.2 million, or 56%, compared to the same period last year. Product and service revenues totaled $35.1 million for the first three quarters of 2008 with product revenues of $23.9 million and service revenues of $11.2 million, compared to product revenues of $23.0 million and service revenues of $9.7 million in the first three quarters of 2007. The increase in product revenues of $0.9 million was driven by higher shipments of light duty automotive, bus, materials handling and backup power fuel cell products partially offset by lower shipments of residential cogeneration and carbon fiber products. The increase in service revenues of $1.5 million is primarily due to new testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. Engineering development revenue of $5.5 million for the nine months ended September 30, 2008 resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell program and has decreased $5.8 million from the comparative period primarily due to elimination of automotive fuel cell program work subsequent to the closing of the AFCC Transaction. Adjusting for automotive engineering development revenues in the first three quarters of 2008 and 2007 of $1.6 million and $7.4 million, respectively, pro-forma revenues increased $1.0 million, or 3%, for the nine months ended September 30, 2008 compared to the same period in 2007.

Our net income for the nine months ended September 30, 2008 increased to $52.1 million, or $0.61 per share, compared with a net loss of $41.4 million, or ($0.36) per share, in the first three quarters of 2007. Net income for the nine months ended September 30, 2008 includes a gain on sale of assets of $96.8 million resulting from the AFCC Transaction.

Our normalized net loss (see Non-GAAP Measures) for the nine months ended September 30, 2008 increased to $44.7 million, or ($0.52) per share, compared with a normalized net loss of $36.3 million, or ($0.32) per share, for the corresponding period of 2007. The primary reasons for the $8.4 million higher normalized net loss in the first three quarters of 2008 were due to decreases in foreign exchange gains of $8.8 million and decreases in investment income of $4.4 million. Decreases in product and service gross margins of $9.5 million and engineering development revenues of $7.2 million were more than offset by decreases in operating expenses of $15.2 million and depreciation and amortization of $6.7 million. Lower gross margins were driven by larger reductions in warranty provisions in the first three quarters of 2007 compared to the first three quarters of 2008, combined with reduced field service activities for fuel cell buses, lower volumes of carbon fiber products due to the effects of a labor strike (resolved in the second quarter) affecting a key customer and the marked weakness in the U.S. automotive industry, more aggressive product pricing and enhanced warranty coverage on materials handling products in order to escalate market adoption, and increased program expenditures on Power Generation non-recurring engineering government contracts. This was partially offset by new testing and engineering services provided to AFCC. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction partially offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar, and by increased investment in our materials handling, backup power and fuel cell bus programs. The increase in normalized net loss on a per share basis was due to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction combined with the higher normalized net loss.

Operating cash consumption (see Non-GAAP Measures) for the nine months ended September 30, 2008 decreased 20% to $20.8 million, compared to $25.9 million for the corresponding period in 2007. The $5.1 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower capital expenditures partially offset by lower foreign exchange gains of $8.8 million, a decline in investment income of $4.4 million and lower product and service gross margins and engineering development revenues.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the 2007 annual consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn product and engineering service revenue, which is recognized, based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three and nine months ended September 30, 2008 and 2007, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended September 30, 2008 and 2007 were reduced by a net amount of $0.3 million and $2.1 million, respectively, and for the nine months ended September 30, 2008 and 2007 were reduced by a net amount of $0.6 million and $5.6 million, respectively. The 2008 reductions in accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetimes of our Automotive fuel cells.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. In the event there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months ended September 30, 2008 and 2007, inventory provisions of $0.4 million and $0.3 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.6 million and $0.9 million, respectively, for the nine months ended September 30, 2008 and 2007.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the three and nine months ended September 30, 2008, no write-downs of our investments were recorded. During the three and nine months ended September 30, 2007, we recorded a $4.6 million write-down of our non-core investment in Advanced Energy to $0.5 million, representing proceeds received of $0.5 million in the fourth quarter of 2007.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three and nine months ended September 30, 2008 and 2007, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the “assessment phase”). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Capital Disclosures

In 2008, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires us to disclose (i) our objectives, policies and processes for managing capital; (ii) summary quantitative data about what we manage as capital; (iii) whether during the period we complied with any externally imposed capital requirements to which we are subject; and (iv) if we have not complied with such requirements, the consequences of such non-compliance. We have added note 10 to our interim consolidated financial statements to comply with this new standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued new recommendations for accounting for “Goodwill and Intangible Assets” (CICA Handbook Section 3064). This new section will replace the existing standards for “Goodwill and Other Intangible Assets” (CICA Handbook Section 3062) and “Research and Development Costs” (CICA Handbook Section 3450) and will apply to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill. As we have expensed all research and development costs as incurred, we do not believe this new standard will have a material impact on our financial statements.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2008 were $12.3 million, a decrease of $5.3 million, or 30%, from the same period in 2007. Revenues for the nine months ended September 30, 2008 were $40.7 million, a decrease of $4.8 million, or 11%, over the comparative period in 2007.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2008			2007
	Product	Engineering		Product	Engineering
	and	Develop-	Total	and	Develop-	Total
	Service	ment		Service	ment
Power Generation	$3,490	$1,049	$4,539	$3,529	$1,576	$5,105
Automotive	4,752	-	4,752	5,964	3,371	9,335
Material Products	2,994	-	2,994	3,126	-	3,126
	$11,236	$1,049	$12,285	$12,619	$4,947	$17,566

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2008			2007
	Product	Engineering		Product	Engineering
	and	Develop-	Total	and	Develop-	Total
	Service	ment		Service	ment
Power Generation	$8,616	$3,916	$12,532	$8,357	$5,285	$13,642
Automotive	17,356	1,618	18,974	13,515	7,421	20,936
Material Products	9,173	-	9,173	10,889	-	10,889
	$35,145	$5,534	$40,679	$32,761	$12,706	$45,467

Power Generation product and service revenues are consistent for the three months ended September 30, 2008 but have increased $0.3 million, or 3%, for the first three quarters of 2008, compared to the same periods in 2007. Increased product shipments and a change in sales mix towards higher power units in the materials handling market combined with higher shipments in the backup power market were partially offset by lower residential cogeneration market sales. The decline in residential cogeneration market sales was expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell MEAs instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture, EBARA BALLARD.

Power Generation engineering development revenues for the three and nine months ended September 30, 2008 were reduced $0.5 million, or 33%, and $1.4 million, or 26%, respectively, compared to the same periods in 2007. Revenues are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses. As expected, the decline is due to the completion at the end of the third quarter of 2008 of our current agreement with EBARA and EBARA BALLARD for the development of our 1kW residential cogeneration fuel cell stack. Since 2005, we have recorded $18.0 million of engineering development revenue from EBARA BALLARD, representing the full amount earned for the performance of work under this development program.

Automotive product and service revenues decreased $1.2 million, or 20%, for the three months ended September 30, 2008, compared to the third quarter of 2007. Increased automotive service revenues derived from new testing and engineering services provided to AFCC were offset by reduced light duty automotive product shipments to AFCC and the expected decline in field service revenues for fuel cell buses due to a lower number of fuel cell buses under service contracts. Automotive product and service revenues for the nine months ended September 30, 2008 increased $3.8 million, or 28%, compared to the first three quarters of 2007. New testing and engineering services provided to AFCC combined with increased automotive fuel cell product shipments in the light duty and bus markets were only partially offset by an expected decline in field service revenues for fuel cell buses.

Automotive engineering development revenue for the three and nine months ended September 30, 2008 decreased $3.4 million, or 100%, and $5.8 million, or 78%, respectively, compared to the same periods in 2007. The decline in 2008 is due to the closing of the AFCC Transaction on January 31, 2008 resulting in only one month of automotive development revenues in 2008 compared to nine months of revenue in 2007. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the three and nine months ended September 30, 2008 decreased $0.1 million, or 4%, and $1.7 million, or 16%, respectively, compared to the same periods in 2007, due primarily to decreased customer volumes as a result of the impact of a three month labor strike affecting a key customer prior to its resolution in May 2008 combined with lower automotive sales due to the current slow down in the U.S. automotive industry.

Cost of product and service revenues for the three months ended September 30, 2008 were $10.5 million, an increase of $3.0 million, or 41%, compared to the same period in 2007. Cost of product and service revenues for the nine months ended September 30, 2008 were $30.5 million, an increase of $11.9 million, or 64%, compared to the same period last year. The $3.0 million increase for the third quarter of 2008 and the $11.9 million increase for the first three quarters of 2008, compared to the same periods of 2007, were driven by increased product shipments, enhanced warranty terms and a change in sales mix towards higher power units in the materials handling market, costs incurred for new automotive testing and engineering services provided to AFCC, and lower reversals of accrued warranty liabilities in 2008 as compared to 2007. These increases were partially offset by lower residential cogeneration product costs due to the delivery of fuel cell MEAs instead of fuel cell stacks and reduced service costs related to fewer fuel cell buses under service contracts. Automotive cost of product revenue is down in the third quarter of 2008 compared to the third quarter of 2007 due to a decline in light duty shipments. Automotive cost of product revenue has increased in the nine months ended September 30, 2008, compared to the same period in 2007, due to increased product shipments in both the light duty and bus markets. As mentioned above, cost of product sales was lower in 2007 compared to 2008 due to the reversal of accrued warranty liabilities of $2.1 million and $5.6 million, respectively, in the three and nine months ended September 30, 2007, compared to $0.3 million and $0.6 million, respectively, in the three and nine months ended September 30, 2008. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our Automotive fuel cells whereas the 2008 reductions were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells.

Gross margins on product and service revenues declined in the three and nine months ended September 30, 2008 to $0.7 million and $4.6 million, respectively, compared to $5.1 million and $14.1 million for the same periods in 2007. This decrease was driven by larger reductions in warranty provisions for 2007 compared to 2008, more aggressive product pricing and enhanced warranty coverage on materials handling products in order to encourage market adoption and declines in field service revenues for fuel cell buses which was only partially offset by new testing and engineering services provided to AFCC. Gross margins for the nine months ended September 30, 2008, compared to the same period in 2007, were also negatively impacted by lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the second quarter of 2008) and the slow down in the U.S. automotive industry, and increased program expenditures on Power Generation non-recurring engineering government contracts.

Research and product development expenses for the three months ended September 30, 2008 were $8.8 million, a decrease of $6.3 million, or 42%, compared to the same period in 2007. Research and product development expenses for the nine months ended September 30, 2008 were $29.2 million, a decrease of $13.8 million, or 32%, compared to the same period in 2007. This decline in expenditures is primarily due to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction, partially offset by increased investment in our Power Generation and fuel cell bus programs. For the first three quarters of 2008, compared to the same period in 2007, these reductions were partially offset by the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Included in research and product development expenses for the three and nine month periods ended September 30, 2008, were costs of $0.4 million and $3.4 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue. These same costs for the three and nine month periods ended September 30, 2007 were $6.9 million and $19.3 million, respectively.

General and administrative expenses for the three months ended September 30, 2008 were $3.2 million, a decrease of $0.7 million, or 18%, compared to the same period in 2007. General and administrative expenses for the nine months ended September 30, 2008 were $10.1 million, a decrease of $0.6 million, or 5%, compared to the same period in 2007. The decrease in the third quarter of 2008 is due primarily to lower labour costs. The decrease for the nine months ended September 30, 2008, compared to 2007, is due to lower labour costs and training expenses, combined with the impact of a commodity tax rebate, and partially offset by the negative effects of a stronger Canadian dollar, relative to the U.S. dollar. Income earned from administrative service agreements with AFCC for the three and nine months ended September 30, 2008 of $0.4 million and $1.1 million, respectively, is recorded as other income.

Marketing and business development expenses for the three months ended September 30, 2008 were $1.9 million, a decrease of $0.4 million, or 17%, compared to the same period in 2007. Marketing and business development expenses for the nine months ended September 30, 2008 were $5.6 million, a decrease of $0.8 million, or 13%, compared to the same period in 2007. The decrease is primarily due to decreased marketing development support for our light duty automotive market. For the first three quarters of 2008, compared to the same period in 2007, these reductions were partially offset by the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $1.4 million for the three months ended September 30, 2008, a decrease of $2.3 million, or 62%, compared to the same period in 2007. Depreciation and amortization was $4.5 million for the nine months ended September 30, 2008, a decrease of $6.7 million, or 60%, compared to the same period in 2007. Depreciation and amortization has declined in 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction.

Investment and other income was $0.3 million for the three months ended September 30, 2008, compared to $5.2 million for the corresponding period in 2007. Investment and other income was $2.2 million for the nine months ended September 30, 2008, compared to $14.3 million for the corresponding period in 2007.

The following table provides a breakdown of our investment and other income for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Investment income	$407	$1,933	$1,824	$6,237
Foreign exchange gain (loss)	(453)	3,281	(745)	8,068
Other income	354	-	1,145	-
Investment and other income	$308	$5,214	$2,224	$14,305

Investment income, was $0.4 million and $1.8 million for the three and nine month periods ended September 30, 2008, respectively, a decrease of $1.5 million, or 79%, and $4.4 million, or 71%, compared to the same periods in 2007. The decrease in investment income was a result of lower average cash balances in 2008 compared to 2007 due primarily to the $60 million cash transfer in the AFCC Transaction, combined with declining interest rates in the last half of 2007 and into 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During the quarter, the investment market continued to be negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange loss of $0.5 million for the third quarter of 2008 and $0.7 million for the first three quarters of 2008 resulted from the weakening of the Canadian dollar over the respective periods which was only partially offset by a realized gain on a series of forward exchange contracts to sell Canadian dollars at rates favorable to the September 30, 2008 closing rate. Compared to the U.S. dollar, the Canadian dollar has weakened in 2008 from 0.99 at December 31, 2007 to 1.06 at September 30, 2008 as compared to strengthening in 2007 from 1.17 at December 31, 2006 to 1.00 at September 30, 2007. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Other income was $0.4 million and $1.1 million for the three and nine month periods ended September 30, 2008, respectively, and relate to administrative services contracts with AFCC under which we provide accounting, supply chain, human resources, information technology, facilities and other administrative support.

Gain on assets held for sale was $96.8 million for the nine months ended September 30, 2008 reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity in loss of associated companies was $2.2 million and $7.7 million for the three and nine month periods ended September 30, 2008, respectively, compared to $1.3 million and $6.3 million for the corresponding periods in 2007 and relate to our share of the losses of EBARA BALLARD. The increase in equity losses in 2008 is due to the negative effects of a stronger Yen, relative to the U.S. dollar, combined with EBARA BALLARD’s introduction of its next generation system product in Japan and increased residential cogeneration market development activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $57.1 million as at September 30, 2008, compared to $145.6 million at the end of 2007. The decrease of $88.5 million in the first three quarters of 2008 was driven by the transfer of $60 million to Daimler, Ford and AFCC as part of the AFCC Transaction combined with a net loss (excluding non-cash items) of $25.5 million, net investment in EBARA BALLARD of $5.9 million and capital expenditures of $2.1 million partially offset by working capital cash inflows of $6.9 million.

For the three months ended September 30, 2008, working capital requirements resulted in cash inflows of $3.3 million compared to cash outflows of $1.5 million for the corresponding period in 2007. In the third quarter of 2008, working capital cash inflows were driven by lower accounts receivable of $1.9 million due to the timing of customer collections combined with higher accounts payable and accrued liabilities of $1.3 million due to the timing of payments and lower prepaid expenses of $1.0 million due to the timing of insurance renewals. The third quarter 2008 working capital inflows were partially offset by higher inventory of $1.6 million primarily due to a planned build up of fuel cell bus inventory. Working capital outflows of $1.5 million during the third quarter of 2007 were largely a result of higher accounts receivable of $3.5 million related to increased revenues partially offset by lower inventory of $3.2 million due to higher product shipments in the quarter and higher accounts payable and accrued liabilities of $0.7 million due to the timing of payments.

For the nine months ended September 30, 2008, working capital requirements resulted in cash inflows of $6.9 million compared to cash outflows of $8.3 million for the corresponding period in 2007. In the three quarters of 2008, working capital cash inflows were driven by lower accounts receivable of $6.1 million due to the timing of customer collections, higher deferred revenue of $1.2 million due to the timing of payments on pre-funded contracts and lower prepaid expenses of $0.9 million due to the timing of insurance renewals. These working capital inflows for the first nine months of 2008 were partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $2.2 million, primarily as a result of payments of 2007 annual employee bonuses. Working capital outflows of $8.3 million during the first nine months of 2007 were driven by lower accounts payable and accrued liabilities of $3.0 million primarily as a result of payments of 2006 employee bonuses, lower deferred revenue of $1.7 million as revenue was recognized on performance of service, higher accounts receivable of $1.0 million due to increased revenue, and decreased accrued warranty liabilities as a result of expenditures to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes.

Investing activities resulted in cash outflows of $8.8 million and $12.5 million for the three and nine month periods ended September 30, 2008, respectively, compared to cash outflows of $13.0 million and $21.3 million during the corresponding periods in 2007. Changes in short-term investments resulted in cash outflows of $8.0 million and inflows of $57.2 million, respectively, for the three and nine month periods ended September 30, 2008. Balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to the $60 million funding requirement to close the AFCC Transaction in the first quarter of 2008. Capital spending of $0.5 million and $2.1 million, respectively, for the three and nine month periods ended September 30, 2008 was primarily for manufacturing equipment. Capital spending of $1.4 million and $3.8 million, respectively, for the three and nine month periods ended September 30, 2007 was primarily for manufacturing, test and computer equipment.

The cash flows used for other investing activities of $6.2 million for the nine months ended September 30, 2008 represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix Energy Limited Partnership of $0.3 million. The cash flows used for other investing activities of $3.3 million for the nine months ended September 30, 2007 represent a net investment in EBARA BALLARD comprising of an additional investment of $8.4 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix Energy Limited Partnership of $0.2 million.

As at November 7, 2008, we had 82,109,460 common shares issued and outstanding and stock options to purchase 5,215,804 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2008, we had cash, cash equivalents and short-term investments totaling $57.1 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research, and product and market development activities necessary to commercialize our products. Also, because of a number of factors, such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including timing and quantity of products our customers bring to market, market acceptance of such products, and the extent of government support or regulation for the adoption of fuel cell products.

Our actual funding requirements will vary based on the various factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, (such as the materials handling, backup power and Japanese residential cogeneration markets), our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We continue to believe that our current cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities to the end of 2010. Furthermore, with the expectation that our current cash resources are augmented by the expected Canadian $41 million net cash proceeds from the Arrangement, and our ability to potentially monetize other assets including our interest in AFCC through the share purchase agreement with Ford, we do not expect to need public market financing for the foreseeable future. However, circumstances could change which would make it advantageous for us to access additional capital.

OUTLOOK

We now expect overall revenues for 2008 to be between $58 million to $64 million, down from our previous revenue guidance of between $65 million to $75 million. This change in guidance is a result of three factors: (i) lower than anticipated contract services with AFCC; (ii) lower than anticipated automotive carbon fiber sales; and (iii) a program delay in our B.C. Transit 2010 Olympic fuel cell bus project resulting in a delay in fuel cell bus shipments.

A program delay in our B.C. Transit 2010 Olympic fuel cell bus project resulted in a delay in the delivery of our pre-production fuel cell bus to B.C. Transit for field trial testing and evaluation. This delay resulted in a deferral of the Notice to Proceed decision on the remaining fuel cell buses. As the window for shipments of production fuel cell bus modules in 2008 is now shorter, several planned deliveries, and their related revenue, have been rescheduled into the first quarter of 2009. If the Notice to Proceed from B.C. Transit is further delayed, there is the potential that some or all of our remaining planned 2008 fuel cell bus module shipments would also be deferred into 2009, resulting in a reduction of up to $7 million to 2008 revenue.

Revenues in 2008, as compared to revenues in 2007 of $65.5 million, have seen downward pressure as a result of the AFCC Transaction as we no longer have the automotive development programs and the associated engineering development revenues (which totaled $15.8 million in 2007). This reduction is expected to be partially offset by growth in other areas of our business. Power Generation product revenue is expected to increase due to volume increases in the materials handling and backup power markets. Lower residential cogeneration revenues are expected in 2008 due to the introduction in 2008 of a lower cost product combined with the delivery of fuel cell MEAs instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by EBARA BALLARD. Power Generation service revenues in 2008 are expected to be similar to 2007 representing non-recurring engineering service revenues for government contracts in the materials handling and backup power markets. In addition, we expect to see decreased engineering development revenue from our 1kW residential cogeneration fuel cell development program due to the completion of the current development program in the third quarter of 2008.

Automotive product and service revenues are expected to increase in 2008 if we receive the above B.C. Transit Notice to Proceed on a timely basis due to higher fuel cell bus product shipments (primarily in the fourth quarter of 2008), the provision of manufacturing, testing and other engineering services to AFCC and the continued manufacturing of automotive fuel cell products for existing Daimler and Ford development program requirements.

Material Product revenues in 2008 are now expected to be lower than 2007 due to the negative impacts of a labor strike affecting a key customer in the first and second quarters combined with lower automotive sales due to the current slow down in the U.S. automotive industry.

We now expect our operating cash consumption (see Non-GAAP Measures) for 2008 to be in the upper half of our previous guidance range $20 million to $30 million, compared to $38.1 million in 2007. Foreign exchange impacts have had a significant negative impact on our 2008 operating cash consumption. The significant weakening of the Canadian dollar compared to the U.S. dollar in October 2008, from 1.06 to the 1.15 – 1.20 range, will have a negative impact on our 2008 operating cash consumption. As the Canadian dollar weakens, our exposure increases to foreign exchange losses on our Canadian dollar denominated cash reserves. As the Canadian dollar decline occurred primarily in the fourth quarter of 2008, this negative impact on our monetary assets is only partially offset by a decline in our Canadian dollar operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets. This derivative instrument will be carried at cost and will not be marked to market each reporting period as we do not believe it is possible to regularly determine its reliable fair value. If the share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $75 million (based on current interest rates) and record an estimated gain of approximately $74 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, any proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions. Under present economic conditions, these factors would result in a significant discount to the face value of the share purchase agreement.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At September 30, 2008, we did not have any forward exchange contracts outstanding.

As at September 30, 2008, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As at September 30, 2008, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2007.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation, and prior to the closing of the AFCC Transaction on January 31, 2008, Daimler and Ford. AFCC is not considered to be a related party, as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction, related party transactions are expected to be reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
		September 30,		September 30,
Transactions with related parties	2008	2007	2008	2007
Revenues from products, engineering	$1,352	$10,327	$7,649	$25,477
services and other
Purchases	$3	$77	$179	$399

(Expressed in thousands of U.S. dollars)	As at September 30,
Balances with related parties	2008	2007
Accounts receivable	$4,739	$9,960
Accounts payable and accrued liabilities	$22	$6

The AFCC Transaction is also a related party transaction, a summary of which is described in the Financial Overview section.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2008	2008	2008	2007
Product and service revenue	$11,235	$11,222	$12,687	$10,591
Engineering development revenue	1,050	1,129	3,356	9,474
Total revenue	$12,285	$12,351	$16,043	$20,065

Net income (loss)	$(15,457)	$(13,481)	$81,045	$(15,891)
Net income (loss) per share	$(0.19)	$(0.16)	$0.87	$(0.14)
Income (loss) from continuing operations	$(15,457)	$(13,481)	$81,045	$(15,891)
Net income (loss) per share from continuing operations	$(0.19)	$(0.16)	$0.87	$(0.14)
Weighted average common shares outstanding (000’s)	82,102	82,086	93,447	114,742

	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2007	2007	2007	2006
Product and service revenue	$12,619	$10,464	$9,678	$11,679
Engineering development revenue	4,947	3,841	3,918	4,791
Total revenue	$17,566	$14,305	$13,596	$16,470

Net loss	$(16,018)	$(11,140)	$(14,254)	$(128,748)
Net loss per share	$(0.14)	$(0.10)	$(0.12)	$(1.13)
Loss from continuing operations	$(15,589)	$(10,814)	$(14,516)	$(14,125)
Net loss per share from continuing operations	$(0.14)	$(0.10)	$(0.12)	$(0.12)
Weighted average common shares outstanding (000’s)	114,593	114,591	114,370	114,213

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Product and service revenues: Increased shipments of Automotive and Power Generation fuel cell products and new testing and engineering services provided to AFCC have offset the decline of automotive fuel cell bus service revenues. Service activities related to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007. Testing and engineering service revenue to AFCC commenced in the first quarter of 2008. Variations in automotive and fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field trial deployments.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell programs. As a result of the AFCC Transaction, there were no automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008.

  Operating expenditures: Operating expenses have declined in the first three quarters of 2008 due to the disposition of our automotive fuel cell programs in the AFCC Transaction. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the first three quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 and for the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

  Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 and the second quarter of 2008 by foreign exchange gains of $4.2 million, $3.3 million, $0.7 million, and $1.0 million, respectively, and was negatively impacted in the first and third quarters of 2008 by foreign exchange losses of $1.3 million, and $0.5 million, respectively, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Other income increased in the first three quarters of 2008 due to the provision of administrative services to AFCC.

  Loss on disposal and write-down of long-lived assets: The net loss for the third quarter of 2007 was significantly impacted by a $4.6 million write-down of our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007.

  Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

  Loss from discontinued operations: The loss from discontinued operations in the fourth quarter of 2006 was significantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations. The first quarter of 2007 reflected a gain on disposition of assets held for sale of $2.9 million related to employee future benefit plan curtailments.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2008 Annual Information Form and remain substantially unchanged.

Additional information relating to Ballard, including our Annual Information Form and other filings, can be found on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent interim period ending September 30, 2008, we did not make any significant changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars, except per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
Normalized net loss	2008	2007	2008	2007
Reported net income (loss)	$(15,457)	$(16,018)	$52,107	$(41,411)
(Gain) loss on disposal and write-down of long-lived assets	-	4,563	18	4,583
(Gain) loss on sale of assets	-	-	(96,845)	-

Loss from discontinued operations	-	429	-	493
Normalized net loss	$(15,457)	$(11,026)	$(44,720)	$(36,335)
Normalized net loss per share	$(0.19)	$(0.10)	$(0.52)	$(0.32)
Weighted average common shares outstanding (000’s)	82,102	114,593	85,865	114,519

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
Operating cash consumption	2008	2007	2008	2007
Cash used by operations	$(6,055)	$(4,716)	$(18,673)	$(22,055)
Additions to property, plant and equipment	(490)	(1,431)	(2,100)	(3,796)
Operating cash consumption	$(6,545)	$(6,147)	$(20,773)	$(25,851)

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2008	2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,140	$49,340
Short-term investments	38,997	96,234
Accounts receivable	12,842	18,963
Inventories	14,926	14,859
Prepaid expenses and other current assets	858	1,740
Current assets held for sale (note 3)	-	105
	85,763	181,241

Property, plant and equipment	39,557	42,906
Intangible assets	3,870	4,303
Goodwill	48,106	48,106
Investments (note 5)	4,768	3,250
Long-term assets held for sale (note 3)	-	16,286
Other long-term assets	-	2,599
	$182,064	$298,691

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$15,391	$20,042
Deferred revenue	1,342	169
Accrued warranty liabilities	1,748	752
Current liabilities held for sale (note 3)	-	1,933
	18,481	22,896

Long-term liabilities (note 6)	18,957	17,606
	37,438	40,502

Shareholders’ equity:
Share capital (notes 3 and 7)	832,679	1,174,821
Contributed surplus	248,762	72,290
Accumulated deficit	(936,579)	(988,686)
Accumulated other comprehensive loss	(236)	(236)
	144,626	258,189
	$182,064	$298,691

See accompanying notes to consolidated financial statements.
Subsequent event (note 11).

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended		Nine months ended
		September 30,		September 30,
	2008	2007	2008	2007
Revenues:
Product and service revenues	$11,235	$12,619	$35,144	$32,761
Engineering development revenue	1,050	4,947	5,535	12,706
Total revenues	12,285	17,566	40,679	45,467
Cost of revenues and expenses:
Cost of product and service revenues	10,547	7,500	30,514	18,622
Research and product development	8,754	15,102	29,215	43,011
General and administrative	3,183	3,902	10,109	10,689
Marketing and business development	1,930	2,311	5,584	6,393
Depreciation and amortization	1,410	3,736	4,478	11,137
Total cost of revenues and expenses	25,824	32,551	79,900	89,852

Loss before undernoted	(13,539)	(14,985)	(39,221)	(44,385)
Investment and other income	308	5,214	2,224	14,305
Loss on disposal and write-down of long-lived
assets	-	(4,563)	(18)	(4,583)
Gain on sale of assets (note 3)	-	-	96,845	-
Equity in loss of associated companies	(2,226)	(1,322)	(7,707)	(6,308)
Income (loss) from continuing operations before
income taxes	(15,457)	(15,656)	52,123	(40,971)
Income taxes	-	(68)	16	(53)
Income (loss) from continuing operations for period	(15,457)	(15,588)	52,107	(40,918)
Loss from discontinued operations for period (note 4)	-	(429)	-	(493)
Net income (loss) and comprehensive income
(loss) for period	$(15,457)	$(16,017)	$52,107	$(41,411)
Basic earnings (loss) per share	$(0.19)	$(0.14)	$0.61	$(0.36)
Diluted earnings (loss) per share	$(0.19)	$(0.14)	$0.60	$(0.36)
Weighted average number of common
shares outstanding – basic	82,101,633	114,593,401	85,864,530	114,519,189
Weighted average number of common shares
outstanding – diluted	82,101,633	114,593,401	86,588,462	114,519,189

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2008	2007	2008	2007
Cash provided by (used for):
Operating activities:
Net income (loss) for period	$(15,457)	$(16,017)	$52,107	$(41,411)
Items not affecting cash:
Compensatory shares	1,985	2,651	5,631	6,783
Depreciation and amortization	1,932	4,295	5,855	12,918
Loss on disposal and write-down of long-
lived assets from continuing operations	-	4,563	18	4,583
Loss (gain) on disposal and write-down of
long-lived assets from discontinued operations	-	2	-	(2,897)
Gain on sale of assets (note 3)	-	-	(96,845)	-
Equity in loss of associated companies	2,226	1,322	7,707	6,308
	(9,314)	(3,184)	(25,527)	(13,716)
Changes in non-cash working capital:
Accounts receivable	1,852	(3,515)	6,121	(992)
Inventories	(1,610)	3,178	(67)	527
Prepaid expenses and other current assets	1,036	(590)	882	(615)
Accounts payable and accrued liabilities	1,304	714	(2,215)	(2,960)
Deferred revenue	(176)	(255)	1,173	(1,670)
Accrued warranty liabilities	853	(548)	996	(1,054)
Net current assets and liabilities held for sale (note 3)	-	(516)	(36)	(1,575)
	3,259	(1,532)	6,854	(8,339)
Cash used by operations	(6,055)	(4,716)	(18,673)	(22,055)

Investing activities:
Net decrease (increase) in short-term investments	(7,959)	(11,386)	57,237	(17,734)
Additions to property, plant and equipment	(490)	(1,431)	(2,100)	(3,796)
Disposition of assets held for sale, net (note 3)	(272)	-	(61,061)	3,236
Proceeds on sale of long-lived assets	-	-	9	-
Other investing activities	-	(198)	(6,195)	(3,313)
Long-term liabilities	(91)	21	(417)	283
	(8,812)	(12,994)	(12,527)	(21,324)
Financing activities:
Net proceeds on issuance of share capital	-	-	-	-
	-	-	-	-
Decrease in cash and cash equivalents	(14,867)	(17,710)	(31,200)	(43,379)
Cash and cash equivalents, beginning of period	33,007	35,730	49,340	61,399
Cash and cash equivalents, end of period	$18,140	$18,020	$18,140	$18,020

Supplemental disclosure of cash flow and other information (note 8).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity and Accumulated Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars)

				Accumulated
				other	Total
		Contributed	Accumulated	comprehensive	shareholders’
	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2006	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	-	-	(57,302)	-	(57,302)
Share distribution plan	5,043	5,355	-	-	10,398
Balance, December 31, 2007	1,174,821	72,290	(988,686)	(236)	258,189
Net income	-	-	52,107	-	52,107
Cancellation of common shares
upon disposition of assets
held for sale (note 3)	(349,438)	175,538	-	-	(173,900)
Share distribution plan	7,296	934	-	-	8,230
Balance, September 30, 2008	$832,679	$248,762	$(936,579)	$(236)	$144,626

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2007, except for the changes in accounting policies described in note 2. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2007 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2.	Changes in accounting policies:

Effective January 1, 2008, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Capital Disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires an entity to disclose: (i) its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the entity has not complied with such requirements, the consequences of such non-compliance (note 10).

On February 13, 2008, Canada’s Accounting Standard Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Corporation, with the assistance of an external expert advisor, has begun a high level review of the major differences between Canadian GAAP and IFRS. This work is expected to be completed during the first half of 2009.

In February 2008, the CICA issued new recommendations for accounting for Goodwill and Intangible Assets (CICA Handbook Section 3064). This new section will replace the existing standards for Goodwill and Other Intangible Assets (CICA Handbook Section 3062) and Research and Development Costs (CICA Handbook Section 3450) and will apply to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

2.	Changes in accounting policies (con’t):

The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill. The Corporation has expensed all research and development costs incurred and does not believe this new standard will have a material impact on the financial statements.

3.	Disposition of Automotive Assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 5), 112 personnel, office equipment and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC Transaction.

Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3.	Disposition of Automotive Assets (cont’d):

As the Corporation will have significant continuing involvement with AFCC, the historic results of the operations transferred will continue to be reported in results from continuing operations.

Included in the assets and liabilities held for sale related to the AFCC Transaction at December 31, 2007 are:

2007

Inventories	$105
Current assets held for sale	$105

Property, plant and equipment	$2,331
Intangible assets	10,150
Goodwill	3,805
Long-term assets held for sale	$16,286

Accrued warranty liabilities	$1,933
Current liabilities held for sale	$1,933

4.	Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary, to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal costs and purchase price adjustments of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 (primarily as a result of employee future benefit plan curtailments). Upon closing, the Corporation ceased to consolidate the results of BPSC.

The results of operations of BPSC have been presented as discontinued operations in the prior period figures. The results of BPSC had previously been reported in both the Power Generation and Automotive segments.

Net income from discontinued operations up to the date of sale is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Loss from operating activities	$-	$(427)	$-	$(3,384)
Curtailment gain on employee benefit plan	-	(2)	-	2,891
Loss from discontinued operations	$-	$(429)	$-	$(493)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

5.	Investments:

	September 30,		December 31,
	2008		2007
	Amount	Percentage	Amount	Percentage
		Ownership		Ownership
Chrysalix Energy Limited Partnership	$3,506	15.0%	$3,250	15.0%
AFCC (note 3)	1,262	19.9%	-	-
	$4,768		$3,250

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for using the cost method. During the three and nine months ended September 30, 2008, the Corporation made additional investments of nil (2007 - $31,000) and $256,000 (2007 - $50,000), respectively, in Chrysalix.

The Corporation maintains a 19.9% interest in AFCC which is accounted for using the cost method and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. This share purchase agreement is considered to be a derivative instrument and was recorded at its fair value of $1 on the closing of the AFCC Transaction.

6.	Long-term liabilities:

	September 30,	December 31,
	2008	2007
Investment in EBARA BALLARD Corporation	$12,303	$10,536
Deferred revenue	3,760	3,760
Employee future benefit plan	1,759	1,971
Asset retirement obligation	1,135	1,339
	$18,957	17,606

During the three and nine months ended September 30, 2008, the Corporation made an additional investment of nil (2007 - nil) and $11,249,000 (2007 - $8,461,000), respectively, in EBARA BALLARD Corporation (“EBARA BALLARD”) representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders. Recorded against this investment was the receipt during the nine months ended September 30, 2008 of $5,310,000 (2007 - $5,333,000), for the grant of a license to certain intellectual property and manufacturing rights. Also recorded against this investment are $2,226,000 (2007 - $1,322,000) and $7,707,000 (2007 - $6,308,000), respectively, representing the Corporation’s proportionate share of EBARA BALLARD’s equity loss for the three and nine months ended September 30, 2008. EBARA BALLARD is accounted for using the equity method and is considered a related party.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

6.	Long-term liabilities (cont’d):

As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment has been presented in long-term liabilities. As the Corporation provides future funding to EBARA BALLARD, the net liability balance will be reduced.

The Corporation maintains a defined benefit pension plan for employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. During the three and nine months ended September 30, 2008, $105,000 (2007 - $97,000) and $219,000 (2007 - $514,000), respectively, was recorded as defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate.

7.	Share capital:

During the nine months ended September 30, 2008, 34,261,298 common shares and the Class A and the Class B shares were returned to the Corporation as proceeds on disposal from the AFCC Transaction (note 3) and cancelled.

During the three and nine months ended September 30, 2008, compensation expense of $643,000 (2007 - $811,000) and $2,195,000 (2007 - $2,374,000), respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three and nine months ended September 30, 2008, options to purchase 9,000 (2007 – nil) and 814,374 (2007 – 840,259) common shares, respectively, were granted with a weighted average fair value of $1.74 (2007 - nil) and $2.67 (2007 - $3.94), respectively, and vesting periods of three years. The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Expected life	7 years	N/A	7 years	7 years
Expected dividends	Nil	N/A	Nil	Nil
Expected volatility	43%	N/A	48%	55%
Risk-free interest rate	4%	N/A	4%	4%

As at September 30, 2008, options to purchase 5,292,694 (2007 - 5,798,269) common shares were outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

7.	Share capital (con’t):

During the three and nine months ended September 30, 2008, nil and 762,703 restricted share units (“RSUs”), respectively, were issued. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

8.	Supplemental disclosure of cash flow and other information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Non-cash financing and investing activities:
Compensatory shares	$72	$-	$7,299	$2,651
Accrued disposition costs (note 3)	(278)	-	253	-
Shares cancelled from disposition
of assets held for sale (note 3)	-	-	173,900	-

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. The forward foreign exchange contracts are accounted for using the fair value method of accounting and as such, the Corporation records the fair value on the balance sheet and recognizes the changes in these fair values as gains or losses in the period. As at September 30, 2008, the Corporation did not have any forward foreign exchange contracts outstanding.

9.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive and Material Products. The Corporation designs, develops, manufactures, sells and services fuel cell products for the Power Generation market segment, which includes activities in the materials handling, backup power and residential cogeneration markets. The Corporation’s business activities in the Automotive market segment include the design, development, manufacture, sale and servicing of fuel cell products for the bus market, contract manufacturing of light- duty automotive fuel cell products and testing and engineering services provided to AFCC. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the fuel cell industry. Segmented information excludes amounts reported as discontinued operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

9.	Segmented financial information (con’t):

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and business development, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, facilities, and intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenues
Power Generation	$4,539	$5,105	$12,532	$13,642
Automotive	4,752	9,335	18,974	20,936
Material Products	2,994	3,126	9,173	10,889
	$12,285	$17,566	$40,679	$45,467
Segment income (loss) for period (1)
Power Generation	$(2,100)	$283	$(3,110)	$2,536
Automotive	356	2,205	2,355	2,135
Material Products	108	329	(361)	1,479
Total	(1,636)	2,817	(1,116)	6,150
Corporate amounts
Research and product development	(5,380)	(7,853)	(17,934)	(22,316)
General and administrative	(3,183)	(3,902)	(10,109)	(10,689)
Marketing and business development	(1,930)	(2,311)	(5,584)	(6,393)
Depreciation and amortization	(1,410)	(3,736)	(4,478)	(11,137)
Investment and other income	308	5,214	2,224	14,305
Gain (loss) on disposal and write-down	-	(4,563)	(18)	(4,583)
of long-lived assets
Gain (loss) on assets held for sale	-	-	96,845	-
Equity in loss of associated companies	(2,226)	(1,322)	(7,707)	(6,308)
Income (loss) from continuing operations
before income taxes	$(15,457)	$(15,656)	$52,123	$(40,971)

(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

10.	Capital disclosures:

As at September 30, 2008, the Corporation had capital resources consisting of cash, cash equivalents and short-term investments totaling $57,137,000. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject. The Corporation’s objectives when managing capital are to manage its cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

11.	Subsequent event:

On October 30, 2008, the Corporation announced an agreement with Superior Plus Income Fund (“Superior Plus”) to reorganize the business, which will result in a non-dilutive financing with net cash proceeds of approximately Canadian $41 million ($35 million as of November 7, 2008).

Pursuant to this corporate reorganization, to be completed under a Plan of Arrangement (“Arrangement”), Superior Plus will transfer approximately Canadian $46 million to Ballard. The Corporation will subsequently transfer all of its assets and liabilities (including the net cash proceeds from this Arrangement of approximately Canadian $41 million, but excluding Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company (“New Ballard”), which will apply to be publicly listed on both the TSX and NASDAQ. On completion of the Arrangement, shareholders of the Corporation will have exchanged their Ballard shares, on a one-for-one basis, for shares of New Ballard. Following completion of the Arrangement, New Ballard will carry on the full scope of the Corporation’s business of the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications and will hold all rights to intellectual property as held by the Corporation prior to the completion of the Arrangement.

As part of the Arrangement, Superior Plus’ unit holders will obtain new shares of the old Ballard entity. That entity will retain the Corporation’s historic Canadian income tax carry forward attributes.

As the transfer of the business assets, liabilities and operations from the Corporation to New Ballard will represent a transaction with no change in shareholder ownership, the transaction will be accounted for using continuity of interest accounting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

11.	Subsequent event (cont’d):

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed will be recorded at their carrying values as reported by the Corporation immediately prior to the completion of the Arrangement. Subsequent financial statements of New Ballard will reflect the new business from the completion of the Arrangement. Historical comparative numbers will be those of old Ballard.

On completion of the Arrangement, the net cash proceeds of approximately Canadian $41 million will be recorded as a credit to shareholders’ equity. The estimated net cash proceeds are subject to change due to a number of variables, including changes in the below noted future income tax assets to the date of completion of the Arrangement, and the determination of actual closing costs.

In addition, as the future income tax benefits of the Corporation’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement will not be available to New Ballard after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools will be reduced to nil, with a corresponding reduction of the related valuation allowance. However on Arrangement, New Ballard will step up the Canadian income tax basis of its property, plant and equipment and intangible assets to fair market value, which can then be applied against future Canadian taxable income.

Completion of the Arrangement is subject to receipt of court and other regulatory approvals and consents. It must also be approved by at least two-thirds of votes cast by both Ballard security holders and Superior Plus unit holders. Based on the recommendation of the Audit Committee of the Corporation’s Board of Directors, as well as a fairness opinion rendered by PricewaterhouseCoopers, Ballard’s Board of Directors has unanimously recommended that the Corporation’s security holders approve the Arrangement. Additional details regarding the Arrangement will be provided to Ballard security holders in an information circular expected to be delivered in late November 2008 for a shareholders’ meeting to be held in December 2008. The Arrangement is scheduled to be completed on or about December 31, 2008, subject to the receipt of the above-required approvals.